Exhibit 99.1

NewLead Holdings Ltd. Receives NASDAQ Notification Letter

Regarding Minimum Bid Price Requirement

PIRAEUS, GREECE, April 5, 2013 - NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or “the Company”) today announced that on April 4, 2013 the Company received a written notification from the NASDAQ Stock Market LLC (“NASDAQ”) indicating that the Company is not in compliance with the NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of its common shares was below $1.00 per share for the previous 30 consecutive business days (the “minimum bid price requirement”).

Pursuant to the NASDAQ Listing Rule 5810(c)(3)(A), the Company has been granted a 180-day compliance period, ending on October 1, 2013, to regain compliance with the minimum bid price requirement. During this compliance period, NewLead’s common stock will continue to be listed and traded on the NASDAQ Global Select Market. The Company may regain compliance with the minimum bid price requirement if the minimum bid price of NewLead’s common shares equals at least $1.00 per share for a minimum of ten consecutive business days at any time during the compliance period.

NewLead continues to monitor the minimum bid price of its common shares and is considering all its options in order to regain compliance within the minimum bid price requirement.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping and commodity company that manages product tankers and dry bulk vessels. NewLead currently controls four vessels, two tankers and two dry bulk vessels. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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